Exhibit 23.2

Consent of Ernst & Young LLP,

Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the FatWire Corporation 2007 Stock Option Plan, as amended, FatWire Corporation Second Amended 1999 Stock Option Plan, as amended, InQuira, Inc. Amended and Restated 2002 Stock Plan and the InQuira, Inc. Amended and Restated 2002 Stock Plan for Officers and Directors, of our reports dated June 27, 2011, with respect to the consolidated financial statements and schedule of Oracle Corporation and the effectiveness of internal control over financial reporting of Oracle Corporation included in its Annual Report (Form 10-K) for the year ended May 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

September 23, 2011